As filed with the Securities and Exchange Commission on July 18, 2002
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Safeway Inc.

(Exact name of Registrant as specified in its charter)

Delaware	94-3019135
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

5918 Stoneridge Mall Road

Pleasanton, California 94588
(925) 467-3000
(Address and telephone number of Registrant’s principal executive offices)

Robert A. Gordon

Senior Vice President, General Counsel and Secretary
Safeway Inc.
5918 Stoneridge Mall Road
Pleasanton, California 94588
(925) 467-3000
(Name, address, including ZIP code, and telephone number, including area code, of agent for service)

Copies to:

Tracy K. Edmonson

Latham & Watkins
505 Montgomery Street, Suite 1900
San Francisco, California 94111-2562
(415) 391-0600

      Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement, as determined by the Registrant.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☑

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum	Amount of
Title of Each Class of	Aggregate Offering	Registration
Securities to be Registered	Price(1)(2)	Fee(2)

Debt Securities(4)
Common Stock, par value $0.01 per share(5)	(3)	(3)

Total	$2,000,000,000	$184,000

(1)	Securities may be issued in U.S. dollars or the equivalent thereof in foreign currency or currency units.

(2)	The registration fee has been calculated in accordance with Rule 457(o) under the Securities Act of 1933, as amended, and reflects the offering price rather than the principal amount of any debt securities issued at a discount.

(3)	Omitted pursuant to General Instruction II.D. to Form S-3 under the Securities Act of 1933, as amended.

(4)	Debt securities may be issued in primary offerings or upon conversion of another series of debt securities registered hereby.

(5)	Shares of common stock may be issued in primary offerings or upon conversion of debt securities registered hereby.

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 18, 2002

Safeway Inc.

Debt Securities and Common Stock

        We may from time to time sell up to $2,000,000,000 aggregate initial offering price of our debt securities, our common stock, par value $0.01 per share, or any combination of our debt securities and our common stock.

      The debt securities that we may issue may consist of debentures, notes or other types of debt. We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest.

      Our common stock is traded on the New York Stock Exchange under the symbol “SWY”. On July 16, 2002 the last reported sale price for our common stock on the New York Stock Exchange was $29.03 per share.

      Our principal executive offices are located at 5918 Stoneridge Mall Road, Pleasanton, California 94588, and our telephone number is (925) 467-3000.

      These securities have not been approved by the Securities and Exchange Commission or any state securities commission, nor have these organizations determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

ABOUT THIS PROSPECTUS
WHERE YOU CAN FIND MORE INFORMATION
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
THE COMPANY
USE OF PROCEEDS
RATIO OF EARNINGS TO FIXED CHARGES
DESCRIPTION OF DEBT SECURITIES
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
SIGNATURES
Exhibit 5
Exhibit 12
Exhibit 23.1
Exhibit 25

      We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus and the accompanying prospectus supplement. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or the accompanying prospectus supplement. This prospectus and the accompanying prospectus supplement do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor do this prospectus and the accompanying prospectus supplement constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The information contained in this prospectus and the accompanying prospectus supplement is accurate as of the dates on their covers. When we deliver this prospectus or a supplement or make a sale pursuant to this prospectus or a supplement, we are not implying that the information is current as of the date of the delivery or sale.

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a “shelf” registration process. Under this shelf registration process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $2,000,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the next heading “Where You Can Find More Information.”

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the Commission. You can inspect and copy these reports, proxy statements and other information at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the Public Reference Room. The Commission also maintains a web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission (http://www.sec.gov). You can inspect reports and other information we file at the office of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

      We have filed a registration statement and related exhibits with the Commission under the Securities Act of 1933, as amended (the “Securities Act”). The registration statement contains additional information about us, the debt securities and our common stock. You can inspect without charge and copy at prescribed rates the registration statement and exhibits at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549.

      The Commission allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the following documents we filed with the Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

•	Annual Report on Form 10-K for the fiscal year ended December 29, 2001 (including information specifically incorporated by reference into our Form 10-K from our 2001 Annual Report to Stockholders and Proxy Statement for our 2002 Annual Meeting of Stockholders);

•	Quarterly Report on Form 10-Q for the fiscal quarter ended March 23, 2002;

•	Current Report on Form 8-K filed on June 13, 2002;

•	Current Report on Form 8-K filed on July 16, 2002;

•	Description of our common stock contained in our registration statement on Form 8-A dated February 20, 1990, including the amendment on Form 8 dated March 26, 1990; and

•	All documents filed by us with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before we stop offering the securities under this prospectus (other than those portions of such documents described in Item 306 and paragraphs (i), (k) and (l) of Item 402 of Regulation S-K promulgated by the Commission).

      You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

Investor Relations

Safeway Inc.
5918 Stoneridge Mall Road
Pleasanton, California 94588
(925) 467-3790

      You should rely only on the information incorporated by reference or provided in this prospectus and any supplement. We have not authorized anyone else to provide you with different information.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus and the documents that we incorporate by reference contain certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such statements relate to, among other things, same store sales, earnings estimates, capital expenditures, acquisitions, share repurchases, improvements in operations, gross margin and costs, shrink reduction efforts, centralization of operations, restructuring and transition charges, the valuation of goodwill and our investments in other companies and debt reductions, and are indicated by words or phrases such as “continuing,” “on-going,” “expects,” “comfortable,” “guidance,” “management believes,” “the Company believes,” “the Company intends,” “we believe,” “we intend” and similar words or phrases. These statements are based on our current plans and expectations and involve risks and uncertainties. The following are among the principal factors that could cause actual results to differ materially from the forward-looking statements: general business and economic conditions in our operating regions, including the rate of inflation, consumer spending levels, population, employment and job growth in our markets; pricing pressures and competitive factors, which could include pricing strategies, store openings and remodels by our competitors; results of our programs to control or reduce costs, improve buying practices and reduce and control shrink, including our ability to implement our programs to centralize buying and merchandising and realize savings from that program and the potential operational effects of implementing that program; results of our programs to increase sales, including private-label sales and our promotional programs; results of our programs to improve capital management; the ability to integrate any companies we acquire and achieve operating improvements at those companies; changes in financial performance of other companies in which we have investments, including GroceryWorks; increases in labor costs and relations with union bargaining units representing our employees or employees of third-party operators of our distribution centers; changes in state or federal legislation, regulation or judicial developments; the cost and stability of power sources; opportunities or acquisitions that we pursue; the availability and timely delivery of perishables and other products; market valuation assumptions and internal projections of future operating results which affect the valuation of goodwill; the rate of return on our pension assets; and the availability and terms of financing. Consequently, actual events and results may vary significantly from those included in or contemplated or implied by such statements.

THE COMPANY

      We are one of the largest food and drug retailers in North America. As of June 15, 2002, we operated 1,792 stores in the Western, Southwestern, Rocky Mountain, Midwestern and Mid-Atlantic regions of the United States and in western Canada. In support of our stores, we have an extensive network of distribution, manufacturing and food processing facilities. We also hold a 49% interest in Casa Ley, S.A. de C.V. which, as of June 15, 2002, operated 99 food and general merchandise stores in western Mexico. In addition, we have a strategic alliance with and a 50% voting interest in GroceryWorks Holdings, Inc., an internet grocer.

      During 2002, we expect to make capital expenditures of approximately $1.9 billion, open 80 new stores, complete approximately 200 remodels and have square footage growth in the range of 4.5% to 5%.

      On July 8, 2002, we announced that our board of directors increased the authorized level of our stock repurchase program to $3.5 billion from the previously announced level of $2.5 billion. From the initiation of the program in 1999 through June 15, 2002, we have repurchased $1.9 billion of our common stock, leaving $1.6 billion available for repurchases. The timing and volume of future repurchases will depend on market conditions.

      In order to enhance the performance of our operations, we intend to continue to focus on three key priorities: (1) increasing sales; (2) controlling costs; and (3) improving capital management.

      Our principal executive offices are located at 5918 Stoneridge Mall Road, Pleasanton, California 94588, and our telephone number is (925) 467-3000.

Recent Developments

      On July 8, 2002, we announced the results of our operations for our quarter ended June 15, 2002. We reported net income of $309.3 million ($0.63 per share) for the second quarter of 2002. Net income includes the effect of a previously announced $36.7 million ($0.08 per share) after-tax charge for restructuring and $4.4 million ($0.01 per share) for transition costs related to the centralization of marketing functions.

      Net income for the second quarter of 2001 was $307.3 million ($0.59 per share), which includes the effect of a $17.8 million ($0.04 per share) after-tax impairment charge related to GroceryWorks and goodwill amortization of $32.9 million ($0.06 per share). SFAS No. 142 eliminated the amortization of goodwill beginning in 2002.

      As previously announced, we recorded an after-tax charge of $36.7 million ($58.9 million pre-tax) in the second quarter of 2002 consisting of severance costs related to the restructuring of a 29-store labor contract, severance costs related to the centralization of marketing functions, and charges associated with 10 planned store closures. In addition, we incurred transition costs related to the centralization effort of $4.4 million after-tax ($7.0 million pre-tax).

      Second-quarter 2002 comparable-store sales decreased 0.4%, while identical-store sales (which exclude replacement stores) fell 1.1%. As reported earlier, sales were impacted by continued softness in the economy, an increase in competitive activity, an overly aggressive shrink reduction effort and disruptions associated with the centralization of buying and merchandising. Total sales increased 1.2% to $8.1 billion from $8.0 billion in the second quarter of 2001 primarily because of new store openings.

      Gross profit increased 43 basis points to 31.59% of sales in the second quarter of 2002 from gross profit of 31.16% in the second quarter of 2001 due to continued improvements in shrink control, buying practices and private-label growth. Operating and administrative expense increased 53 basis points to 23.60% of sales in the second quarter of 2002 compared to operating and administrative expense of 23.07% in the second quarter of 2001. Higher real estate occupancy costs, pension expense and employee benefit costs contributed to a 94 basis point increase that was partially offset by a 41 basis point reduction due to the elimination of goodwill amortization.

      We repurchased 5.2 million shares of our common stock at a total purchase price of $225 million in the second quarter of 2002.

      Interest expense declined to $95.4 million in the second quarter of 2002 compared to $105.6 million in the second quarter of 2001 due primarily to lower interest rates, partially offset by higher average borrowings because of the repurchase of our stock. EBITDA (which includes the charges stated above) as a percentage of sales was 9.76% for the quarter. The interest coverage ratio (EBITDA divided by interest expense) remains very strong at 8.27 times for the second quarter of 2002. We have reduced outstanding debt by $138 million since the beginning of 2002 while continuing to invest in capital expenditures and repurchasing common stock.

      Other income was $4.3 million in the second quarter of 2002 compared to other expense of $21.6 million in 2001. Other expense in 2001 included a pre-tax impairment charge of $30.1 million related to GroceryWorks.

      Sales for the first 24 weeks of 2002 were $16.0 billion compared to sales of $15.7 billion in the first 24 weeks of 2001. The gross profit margin increased 60 basis points to 31.47% of sales in 2002 from 30.87% in 2001. Operating and administrative expense increased 59 basis points to 23.62% of sales in 2002 from 23.03% in 2001.

      During the first two quarters of 2002, we invested approximately $669 million in capital expenditures. We opened 35 new stores and closed 16 stores.

Summary Selected Financial Information

      The financial tables below set forth certain consolidated financial information for Safeway Inc. and its subsidiaries. This financial data has been derived from our unaudited financial information. The results for the 12 weeks and 24 weeks ended June 15, 2002 are not necessarily indicative of the results for the full fiscal year.

SAFEWAY INC. AND SUBSIDIARIES

OPERATING RESULTS
(Dollars in millions, except per-share amounts)
(Unaudited)

	12 Weeks Ended		24 Weeks Ended

	June 15,	June 16,	June 15,	June 16,
	2002	2001	2002	2001

Sales	$8,081.3	$7,986.2	$16,013.6	$15,652.3

Gross profit	$2,552.7	$2,488.5	$5,039.8	$4,831.1
Operating and administrative expense	(1,907.1)	(1,809.3)	(3,782.7)	(3,541.3)
Restructuring charges	(58.9)	—	(58.9)	—
Goodwill amortization	—	(32.9)	—	(64.2)

Operating profit	586.7	646.3	1,198.2	1,225.6
Interest expense	(95.4)	(105.6)	(190.0)	(214.8)
Other income (expense), net	4.3	(21.6)	13.3	(12.2)

Income before income taxes	495.6	519.1	1,021.5	998.6
Income taxes	(186.3)	(211.8)	(380.1)	(407.4)

Income before cumulative effect of accounting change	309.3	307.3	641.4	591.2
Cumulative effect of accounting change	—	—	(700.0)	—

Net income (loss)	$309.3	$307.3	$(58.6)	$591.2

	12 Weeks Ended		24 Weeks Ended

	June 15,	June 16,	June 15,	June 16,
	2002	2001	2002	2001

Diluted earnings (loss) per share:
Income before cumulative effect of accounting change	$0.63	$0.59	$1.30	$1.14
Cumulative effect of accounting change	—	—	(1.42)	—

Net income (loss)	$0.63	$0.59	$(0.12)	$1.14

Weighted average shares outstanding — diluted (in millions)	489.6	516.5	492.3	516.3

SAFEWAY INC. AND SUBSIDIARIES

EBITDA
(Dollars in millions)
(Unaudited)

	12 Weeks Ended				24 Weeks Ended

	June 15,		June 16,		June 15,		June 16,
	2002		2001		2002		2001

Income before cumulative effect of accounting change	$309.3		$307.3		$641.4		$591.2
Add (subtract):
Income taxes	186.3		211.8		380.1		407.4
Interest expense	95.4		105.6		190.0		214.8
Depreciation	200.9		182.8		398.8		362.0
Goodwill amortization	—		32.9		—		64.2
LIFO expense	—		2.3		2.3		4.6
GroceryWorks impairment charge	—		30.1		—		30.1
Equity in earnings of unconsolidated affiliates, net	(2.8)		(3.5)		(8.8)		(9.4)

Total EBITDA	$789.1		$869.3		$1,603.8		$1,664.9

As a percent of sales	9.76%		10.89%		10.02%		10.64%
As a multiple of interest expense	8.27	x	8.23	x	8.44	x	7.75	x

USE OF PROCEEDS

      Unless we indicate otherwise in the applicable prospectus supplement, we anticipate that any net proceeds will be used for general corporate purposes, including repaying or refinancing bank, commercial paper and other borrowings, and for working capital, capital expenditures and other acquisitions. The factors which we will consider in any refinancing will include the amount and characteristics of any debt securities issued and may include, among others, the impact of such refinancing on our interest coverage, debt-to-capital ratio, liquidity and earnings per share. We will set forth in the prospectus supplement our intended use for the net proceeds received from the sale of any securities sold pursuant to the prospectus supplement. Pending the application of the net proceeds, we expect to reduce indebtedness under our commercial paper program or bank credit agreement.

RATIO OF EARNINGS TO FIXED CHARGES

      Our ratio of earnings to fixed charges for the periods indicated are as follows:

	Fiscal Year

	2001	2000	1999	1998	1997

Ratio of earnings to fixed charges(a)	3.87x	3.63x	3.95x	4.88x	4.10x

(a)	For these ratios, “earnings” represents income before income taxes, extraordinary loss, the cumulative effect of accounting changes, net equity in earnings of unconsolidated affiliates, minority interest in subsidiary and fixed charges (other than capitalized interest). “Fixed charges” represents interest on indebtedness (including capitalized interest) and a share of rental expense which is deemed to be representative of the interest factor.

DESCRIPTION OF DEBT SECURITIES

      This prospectus describes certain general terms and provisions of our debt securities. When we offer to sell a particular series of debt securities, we will describe the specific terms of the series in a supplement to this prospectus. We will also indicate in the supplement whether the general terms and provisions described in this prospectus apply to a particular series of debt securities.

      We may offer under this prospectus up to $2,000,000,000 aggregate principal amount of debt securities, or if debt securities are issued at a discount, or in a foreign currency or composite currency, such principal amount as may be sold for an initial public offering price of up to $2,000,000,000. Unless otherwise specified in a supplement to this prospectus, the debt securities will be our direct, unsecured obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness.

      The debt securities will be issued under an indenture between us and The Bank of New York, as trustee. We have summarized select portions of the indenture below. The summary is not complete. The form of the indenture has been incorporated by reference as an exhibit to the registration statement and you should read the indenture for provisions that may be important to you. In the summary below, we have included references to the section numbers of the indenture so that you can easily locate these provisions. Capitalized terms used in the summary have the meaning specified in the indenture.

      When we refer to “we,” “our” and “us” in this section, we mean Safeway Inc. excluding, unless the context otherwise requires or as otherwise expressly stated, our subsidiaries.

General

      The terms of each series of debt securities will be established by or pursuant to a resolution of our Board of Directors and set forth or determined in the manner provided in an officers’ certificate or by a supplemental indenture. (Section 2.2) The particular terms of each series of debt securities will be described in a prospectus supplement relating to such series (including any pricing supplement).

      We can issue an unlimited amount of debt securities under the indenture that may be in one or more series with the same or various maturities, at par, at a premium, or at a discount. We will set forth in a prospectus supplement (including any pricing supplement) relating to any series of debt securities being offered, the aggregate principal amount and the following terms of the debt securities:

•	the title of the debt securities;

•	the price or prices (expressed as a percentage of the principal amount) at which we will sell the debt securities;

•	any limit on the aggregate principal amount of the debt securities;

•	the date or dates on which we will pay the principal on the debt securities;

•	the rate or rates (which may be fixed or variable) per annum or the method used to determine the rate or rates (including any commodity, commodity index, stock exchange index or financial index) at which the debt securities will bear interest, the date or dates from which interest will accrue, the date or dates on which interest will commence and be payable and any regular record date for the interest payable on any interest payment date;

•	the place or places where principal of, premium and interest on the debt securities will be payable;

•	the terms and conditions upon which we may redeem the debt securities;

•	any obligation we have to redeem or purchase the debt securities pursuant to any sinking fund or analogous provisions or at the option of a holder of debt securities;

•	the dates on which and the price or prices at which we will repurchase debt securities at the option of the holders of debt securities and other detailed terms and provisions of these repurchase obligations;

•	the denominations in which the debt securities will be issued, if other than denominations of $1,000 and any integral multiple thereof;

•	whether the debt securities will be issued in the form of certificated debt securities or global debt securities;

•	the portion of principal amount of the debt securities payable upon declaration of acceleration of the maturity date, if other than the principal amount;

•	the currency of denomination of the debt securities;

•	the designation of the currency, currencies or currency units in which payment of principal of, premium and interest on the debt securities will be made;

•	if payments of principal of, premium or interest on the debt securities will be made in one or more currencies or currency units other than that or those in which the debt securities are denominated, the manner in which the exchange rate with respect to these payments will be determined;

•	the manner in which the amounts of payment of principal of, premium or interest on the debt securities will be determined, if these amounts may be determined by reference to an index based on a currency or currencies other than that in which the debt securities are denominated or designated to be payable or by reference to a commodity, commodity index, stock exchange index or financial index;

•	any provisions relating to any security provided for the debt securities;

•	any addition to or change in the Events of Default described in this prospectus or in the indenture with respect to the debt securities and any change in the acceleration provisions described in this prospectus or in the indenture with respect to the debt securities;

•	any addition to or change in the covenants described in this prospectus or in the indenture with respect to the debt securities;

•	any other terms of the debt securities, which may modify or delete any provision of the indenture as it applies to that series; and

•	any depositaries, interest rate calculation agents, exchange rate calculation agents or other agents with respect to the debt securities. (Section 2.2)

      In addition, the indenture does not limit our ability to issue convertible or subordinated debt securities. Any conversion or subordination provisions of a particular series of debt securities will be set forth in the officers’ certificate or supplemental indenture related to that series of debt securities and will be described in the relevant prospectus supplement. Such terms may include provisions for conversion, either mandatory, at the option of the holder or at our option, in which case the number of shares of common stock or other securities to be received by the holders of debt securities would be calculated as of a time and in the manner stated in the prospectus supplement.

      We may issue debt securities that provide for an amount less than their stated principal amount to be due and payable upon declaration of acceleration of their maturity pursuant to the terms of the indenture. We will provide you with information on the federal income tax considerations and other special considerations applicable to any of these debt securities in the applicable prospectus supplement.

      If we denominate the purchase price of any of the debt securities in a foreign currency or currencies or a foreign currency unit or units, or if the principal of and any premium and interest on any series of debt securities is payable in a foreign currency or currencies or a foreign currency unit or units, we will provide you with information on the restrictions, elections, general tax considerations, specific terms and other information with respect to that issue of debt securities and such foreign currency or currencies or foreign currency unit or units in the applicable prospectus supplement.

Transfer and Exchange

      Each debt security will be represented by either one or more global securities registered in the name of The Depository Trust Company, as Depositary (the “Depositary”), or a nominee (we will refer to any debt security represented by a global debt security as a “book-entry debt security”), or a certificate issued in definitive registered form (we will refer to any debt security represented by a certificated security as a “certificated debt security”) as set forth in the applicable prospectus supplement. Except as set forth under the heading “Global Debt Securities and Book-Entry System” below, book-entry debt securities will not be issuable in certificated form.

      Certificated Debt Securities. You may transfer or exchange certificated debt securities at any office we maintain for this purpose in accordance with the terms of the indenture. No service charge will be made for any transfer or exchange of certificated debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with a transfer or exchange.

      You may effect the transfer of certificated debt securities and the right to receive the principal of, premium and interest on certificated debt securities only by surrendering the certificate representing those certificated debt securities and either reissuance by us or the trustee of the certificate to the new holder or the issuance by us or the trustee of a new certificate to the new holder.

      Global Debt Securities and Book-Entry System. Each global debt security representing book-entry debt securities will be deposited with, or on behalf of, the Depositary, and registered in the name of the Depositary or a nominee of the Depositary.

      The Depositary has indicated it intends to follow the following procedures with respect to book-entry debt securities.

      Ownership of beneficial interests in book-entry debt securities will be limited to persons that have accounts with the Depositary for the related global debt security (“participants”) or persons that may hold interests through participants. Upon the issuance of a global debt security, the Depositary will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal amounts of the book-entry debt securities represented by such global debt security beneficially owned by such participants. The accounts to be credited will be designated by any dealers, underwriters or agents participating in the distribution of the book-entry debt securities. Ownership of book-entry debt securities will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the Depositary for the related global debt security (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to own, transfer or pledge beneficial interests in book-entry debt securities.

      So long as the Depositary for a global debt security, or its nominee, is the registered owner of that global debt security, the Depositary or its nominee, as the case may be, will be considered the sole owner or holder of the book-entry debt securities represented by such global debt security for all purposes under the indenture. Except as described below, beneficial owners of book-entry debt securities will not be entitled to have securities registered in their names, will not receive or be entitled to receive physical delivery of a certificate in definitive form representing securities and will not be considered the owners or holders of those securities under the indenture. Accordingly, each person beneficially owning book-entry debt securities must rely on the procedures of the Depositary for the related global debt security and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the indenture.

      We understand, however, that under existing industry practice, the Depositary will authorize the persons on whose behalf it holds a global debt security to exercise certain rights of holders of debt securities, and the indenture provides that we, the trustee and our respective agents will treat as the holder of a debt security the persons specified in a written statement of the Depositary with respect to that global debt security for purposes of obtaining any consents or directions required to be given by holders of the debt securities pursuant to the indenture. (Section 2.14.6)

      We will make payments of principal of, and premium and interest on book-entry debt securities to the Depositary or its nominee, as the case may be, as the registered holder of the related global debt security. (Section 2.14.5) Safeway, the trustee and any other agent of ours or agent of the trustee will not have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global debt security or for maintaining, supervising or reviewing any records relating to beneficial ownership interests.

      We expect that the Depositary, upon receipt of any payment of principal of, premium or interest on a global debt security, will immediately credit participants’ accounts with payments in amounts proportionate to the respective amounts of book-entry debt securities held by each participant as shown on the records of such Depositary. We also expect that payments by participants to owners of beneficial interests in book-entry debt securities held through those participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of those participants.

      We will issue certificated debt securities in exchange for each global debt security if the Depositary is at any time unwilling or unable to continue as Depositary or ceases to be a clearing agency registered under the Exchange Act, and a successor Depositary registered as a clearing agency under the Exchange Act is not appointed by us within 90 days. In addition, we may at any time and in our sole discretion determine not to have the book-entry debt securities of any series represented by one or more global debt securities and, in that event, will issue certificated debt securities in exchange for the global debt securities of that series. Global debt securities will also be exchangeable by the holders for certificated debt securities if an Event of Default with respect to the book-entry debt securities represented by those global debt securities has occurred and is continuing. Any certificated debt securities issued in exchange for a global debt security will be registered in such name or names as the Depositary shall instruct the trustee. We expect that such instructions will be based upon directions received by the Depositary from participants with respect to ownership of book-entry debt securities relating to such global debt security.

      We have obtained the foregoing information concerning the Depositary and the Depositary’s book-entry system from sources we believe to be reliable, but we take no responsibility for the accuracy of this information.

No Protection In the Event of a Change of Control

      Unless we state otherwise in the applicable prospectus supplement, the debt securities will not contain any provisions which may afford holders of the debt securities protection in the event we have a change in control or in the event of a highly leveraged transaction (whether or not such transaction results in a change in control) which could adversely affect holders of debt securities.

Covenants

      We will set forth in the applicable prospectus supplement any restrictive covenants applicable to any issue of debt securities.

Consolidation, Merger and Sale of Assets

      We may not consolidate with or merge with or into, or convey, transfer or lease all or substantially all of our properties and assets to, any person (a “successor person”) unless:

•	we are the surviving corporation or the successor person (if other than Safeway) is a corporation organized and validly existing under the laws of any U.S. domestic jurisdiction and expressly assumes our obligations on the debt securities and under the indenture;

•	immediately after giving effect to the transaction, no Event of Default, and no event which, after notice or lapse of time, or both, would become an Event of Default, shall have occurred and be continuing under the indenture; and

•	certain other conditions are met. (Section 5.1)

Events of Default

      “Event of Default” means with respect to any series of debt securities, any of the following:

•	default in the payment of any interest upon any debt security of that series when it becomes due and payable, and continuance of that default for a period of 30 days (unless the entire amount of the payment is deposited by us with the trustee or with a paying agent prior to the expiration of the 30-day period);

•	default in the payment of principal of or premium on any debt security of that series when due and payable;

•	default in the deposit of any sinking fund payment, when and as due in respect of any debt security of that series;

•	default in the performance or breach of any other covenant or warranty by us in the indenture (other than a covenant or warranty that has been included in the indenture solely for the benefit of a series of debt securities other than that series), which default continues uncured for a period of 60 days after we receive written notice from the trustee or we and the trustee receive written notice from the holders of not less than a majority in principal amount of the outstanding debt securities of that series as provided in the indenture;

•	certain events of bankruptcy, insolvency or reorganization of Safeway; and

•	any other Event of Default provided with respect to debt securities of that series that is described in the applicable prospectus supplement accompanying this prospectus.

      No Event of Default with respect to a particular series of debt securities (except as to certain events of bankruptcy, insolvency or reorganization) necessarily constitutes an Event of Default with respect to any other series of debt securities. (Section 6.1) The occurrence of an Event of Default may constitute an event of default under our bank credit agreements in existence from time to time. In addition, the occurrence of certain Events of Default or an acceleration under the indenture may constitute an event of default under certain of our other indebtedness outstanding from time to time.

      If an Event of Default with respect to debt securities of any series at the time outstanding occurs and is continuing, then the trustee or the holders of not less than a majority in principal amount of the outstanding debt securities of that series may, by a notice in writing to us (and to the trustee if given by the holders), declare to be due and payable immediately the principal of (or, if the debt securities of that series are discount securities, that portion of the principal amount as may be specified in the terms of that series) and accrued and unpaid interest, if any, on all debt securities of that series. In the case of an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization, the principal (or such specified amount) of and accrued and unpaid interest, if any, on all outstanding debt securities will become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder of outstanding debt securities. At any time after a declaration of acceleration with respect to debt securities of any series has been made, but before a judgment or decree for payment of the money due has been obtained by the trustee, the holders of a majority in principal amount of the outstanding debt securities of that series may rescind and annul the acceleration if all Events of Default, other than the non-payment of accelerated principal and interest, if any, with respect to debt securities of that series, have been cured or waived as provided in the indenture. (Section 6.2) We refer you to the prospectus supplement relating to any series of debt securities that are discount securities for the particular provisions relating to acceleration of a portion of the principal amount of such discount securities upon the occurrence of an Event of Default.

      The indenture provides that the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of outstanding debt securities, unless the trustee receives indemnity satisfactory to it against any loss, liability or expense. (Section 7.1(e)) Subject to certain rights of the trustee, the holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of that series. (Section 6.12)

      No holder of any debt security of any series will have any right to institute any proceeding, judicial or otherwise, with respect to the indenture or for the appointment of a receiver or trustee, or for any remedy under the indenture, unless:

•	that holder has previously given to the trustee written notice of a continuing Event of Default with respect to debt securities of that series; and

•	the holders of at least a majority in principal amount of the outstanding debt securities of that series have made written request, and offered reasonable indemnity, to the trustee to institute the proceeding as trustee, and the trustee has not received from the holders of a majority in principal amount of the outstanding debt securities of that series a direction inconsistent with that request and has failed to institute the proceeding within 60 days. (Section 6.7)

      Notwithstanding the foregoing, the holder of any debt security will have an absolute and unconditional right to receive payment of the principal of, premium and any interest on that debt security on or after the due dates expressed in that debt security and to institute suit for the enforcement of payment. (Section 6.8)

      The indenture requires us, within 120 days after the end of our fiscal year, to furnish to the trustee a statement as to compliance with the indenture. (Section 4.3) The indenture provides that the trustee may withhold notice to the holders of debt securities of any series of any Default or Event of Default (except in payment on any debt securities of that series) with respect to debt securities of that series if it in good faith determines that withholding notice is in the interest of the holders of those debt securities. (Section 7.5)

Modification and Waiver

      We may modify and amend the indenture with the consent of the holders of at least a majority in principal amount of the outstanding debt securities of each series affected by the modifications or amendments. We may not make any modification or amendment without the consent of the holders of each affected debt security then outstanding if that amendment will:

•	reduce the amount of debt securities whose holders must consent to an amendment or waiver;

•	reduce the rate of or extend the time for payment of interest (including default interest) on any debt security;

•	reduce the principal of or premium on or change the fixed maturity of any debt security or reduce the amount of, or postpone the date fixed for, the payment of any sinking fund or analogous obligation with respect to any series of debt securities;

•	reduce the principal amount of discount securities payable upon acceleration of maturity;

•	waive a default in the payment of the principal of, premium or interest on any debt security (except a rescission of acceleration of the debt securities of any series by the holders of at least a majority in aggregate principal amount of the then outstanding debt securities of that series and a waiver of the payment default that resulted from such acceleration);

•	make the principal of or premium or interest on any debt security payable in currency other than that stated in the debt security;

•	make any change to certain provisions of the indenture relating to, among other things, the right of holders of debt securities to receive payment of the principal of, premium and interest on those debt securities and to institute suit for the enforcement of any such payment and to waivers or amendments; or

•	waive a redemption payment with respect to any debt security. (Section 9.3)

      Except for certain specified provisions, the holders of at least a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive our compliance with provisions of the indenture. (Section 9.2) The holders of a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all the debt securities of such series waive any past default under the indenture with respect to that series and its consequences, except a default in the payment of the principal of, premium or any interest on any debt security of that series or in respect of a covenant or provision which cannot be modified or amended without the consent of the holder of each outstanding debt security of the series affected; provided, however, that the holders of a majority in principal amount of the outstanding debt securities of any series may rescind an acceleration and its consequences, including any related payment default that resulted from the acceleration. (Section 6.13)

Defeasance of Debt Securities and Certain Covenants in Certain Circumstances

      Legal Defeasance. The indenture provides that, unless otherwise provided by the terms of the applicable series of debt securities, we may be discharged from any and all obligations in respect of the debt securities of any series (except for certain obligations to register the transfer or exchange of debt securities of such series, to replace stolen, lost or mutilated debt securities of such series, and to maintain paying agencies and certain provisions relating to the treatment of funds held by paying agents). We will be so discharged upon the deposit with the trustee, in trust, of money and/or U.S. Government Obligations or, in the case of debt securities denominated in a single currency other than U.S. Dollars, Foreign Government Obligations, that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay and discharge each installment of principal, premium and interest on and any mandatory sinking fund payments in respect of the debt securities of that series on the stated maturity of those payments in accordance with the terms of the indenture and those debt securities.

      This discharge may occur only if, among other things, we have delivered to the trustee an opinion of counsel stating that we have received from, or there has been published by, the United States Internal Revenue Service a ruling or, since the date of execution of the indenture, there has been a change in the applicable United States federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the holders of the debt securities of that series will not recognize income, gain or loss for United States federal income tax purposes as a result of the deposit, defeasance and discharge and will be subject to United States federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the deposit, defeasance and discharge had not occurred. (Section 8.3)

      Defeasance of Certain Covenants. The indenture provides that, unless otherwise provided by the terms of the applicable series of debt securities, upon compliance with certain conditions:

•	we may omit to comply with the covenant described under the heading “Consolidation, Merger and Sale of Assets” and certain other covenants set forth in the indenture, as well as any additional covenants which may be set forth in the applicable prospectus supplement; and

•	any omission to comply with those covenants will not constitute a Default or an Event of Default with respect to the debt securities of that series (“covenant defeasance”).

      The conditions include:

•	depositing with the trustee money and/or U.S. Government Obligations or, in the case of debt securities denominated in a single currency other than U.S. Dollars, Foreign Government Obligations, that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay and discharge each installment of principal of, premium and interest on and any mandatory sinking fund payments in respect of the debt securities of that series on the stated maturity of those payments in accordance with the terms of the indenture and those debt securities; and

•	delivering to the trustee an opinion of counsel to the effect that the holders of the debt securities of that series will not recognize income, gain or loss for United States federal income tax purposes as a result of the deposit and related covenant defeasance and will be subject to United States federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the deposit and related covenant defeasance had not occurred. (Section 8.4)

      Covenant Defeasance and Events of Default. In the event we exercise our option to effect covenant defeasance with respect to any series of debt securities and the debt securities of that series are declared due and payable because of the occurrence of any Event of Default, the amount of money and/or U.S. Government Obligations or Foreign Government Obligations on deposit with the trustee will be sufficient to pay amounts due on the debt securities of that series at the time of their stated maturity but may not be sufficient to pay amounts due on the debt securities of that series at the time of the acceleration resulting from the Event of Default. However, we shall remain liable for those payments.

      “Foreign Government Obligations” means, with respect to debt securities of any series that are denominated in a currency other than U.S. Dollars:

•	direct obligations of the government that issued or caused to be issued such currency for the payment of which obligations its full faith and credit is pledged which are not callable or redeemable at the option of the issuer thereof; or

•	obligations of a person controlled or supervised by or acting as an agency or instrumentality of that government the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by that government which are not callable or redeemable at the option of the issuer thereof.

Governing Law

      The indenture and the debt securities will be governed by, and construed in accordance with, the internal laws of the State of New York. (Section 10.10)

PLAN OF DISTRIBUTION

      We may sell the securities to one or more underwriters for public offering and sale by them and may also sell the securities to investors directly or through agents. We will name any underwriter or agent involved in the offer and sale of securities in the applicable prospectus supplement. We have reserved the right to sell or exchange securities directly to investors on our own behalf in those jurisdictions where we are authorized to do so.

      We may distribute the securities from time to time in one or more transactions:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to such prevailing market prices; or

•	at negotiated prices.

      We may also, from time to time, authorize dealers, acting as our agents, to offer and sell securities upon the terms and conditions set forth in the applicable prospectus supplement. In connection with the sale of securities, we, or the purchasers of securities for whom the underwriters may act as agents, may compensate underwriters in the form of underwriting discounts or commissions. Underwriters may sell the securities to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Unless otherwise indicated in a prospectus supplement, an agent will be acting on a best efforts basis and a dealer will purchase securities as a principal, and may then resell the securities at varying prices to be determined by the dealer.

      We will describe in the applicable prospectus supplement any compensation we pay to underwriters or agents in connection with the offering of securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers. Dealers and agents participating in the distribution of securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions. We may enter into agreements to indemnify underwriters, dealers and agents against certain civil liabilities, including liabilities under the Securities Act, and to reimburse these persons for certain expenses.

      To facilitate the offering of securities, certain persons participating in the offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the securities. This may include over-allotments or short sales of the securities, which involve the sale by persons participating in the offering of more securities than we sold to them. In these circumstances, these persons would cover such over-allotments or short positions by making purchases in the open market or by exercising their over-allotment option, if any. In addition, these persons may stabilize or maintain the price of the securities by bidding for or purchasing securities in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if securities sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the securities at a level above that which might otherwise prevail in the open market. These transactions may be discontinued at any time.

      Certain of the underwriters, dealers or agents and their associates may engage in transactions with and perform services for us in the ordinary course of our business.

LEGAL MATTERS

      Latham & Watkins, San Francisco, California, will issue an opinion about certain legal matters with respect to the securities for Safeway. Any underwriters will be advised about the other issues relating to any offering by their own legal counsel.

EXPERTS

      The financial statements incorporated in this registration statement by reference from the Company’s Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.     Other Expenses of Issuance and Distribution

      The expenses to be paid by us in connection with the distribution of the securities being registered are as set forth in the following table:

Securities and Exchange Commission Fee	$184,000
*Rating Agency Fees	200,000
*Legal Fees and Expenses	400,000
*Accounting Fees and Expenses	150,000
*Printing Expenses	150,000
*Blue Sky Fees	10,000
*Trustee/ Issuing and Paying Agent Fees and Expenses	25,000
*Transfer Agent Fees and Expenses	25,000
*Miscellaneous	56,000

Total	$1,200,000

*	Estimated

Item 15.     Indemnification of Directors and Officers

      As permitted by the Delaware General Corporation Law, the Company’s Restated Certificate of Incorporation provides that a director of the Company will not be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (i) for breach of the duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (governing distributions to stockholders), or (iv) for any transaction for which a director derives an improper personal benefit. In addition, Section 145 of the Delaware General Corporation law and Article III, Section 13 of the Company’s By-Laws, under certain circumstances, provide for the indemnification of the Company’s officers, directors, employees and agents against liabilities which they may incur in such capacities. A summary of the circumstances in which such indemnification is provided for is contained herein, but that description is qualified in its entirety by reference to Article III, Section 13 of the Company’s By-Laws.

      In general, any officer, director, employee or agent will be indemnified against expenses, including attorney’s fees, fines, settlements or judgments, which were actually and reasonably incurred, in connection with a legal proceeding, other than one brought by or on behalf of the Company, to which he was a party as a result of such relationship, if he acted in good faith, and in the manner he believed to be in or not opposed to the Company’s best interest and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. If the action is brought by or on behalf of the Company, the person to be indemnified must have acted in good faith and in a manner he reasonably believed to be in or not opposed to the Company’s best interest, but no indemnification will be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the Court of Chancery of Delaware, or the court in which such action was brought, determines upon application that, despite adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expense which such Court of Chancery or such other court shall deem proper.

      Any indemnification under the previous paragraphs (unless ordered by a court) will be made by the Company only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper under the circumstances because he has met the applicable standard of conduct set forth above. Such determination will be made (i) by the Company’s board of directors by a majority vote of a quorum of disinterested directors who were not parties to such actions, (ii) if such quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the stockholders. To the extent that a director, officer, employee or agent of the Company is successful on the merits or otherwise in defense of any action, suit or proceeding referred to in the previous paragraph, he will be indemnified against expenses (including attorney’s fees) actually and reasonably incurred by him in connection therewith.

      Expenses incurred by an officer or director in defending a civil or criminal action, suit or proceeding may be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it is ultimately determined that he is not entitled to be indemnified by the Company as authorized by the Company’s By-Laws. Such expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the Company’s board of directors deems appropriate.

      The indemnification and advancement of expenses provided by, or granted pursuant to, Section 13 of the Company’s By-Laws is not deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office. If a claim for indemnification or payment of expenses under Section 13 of the Company’s By-Laws is not paid in full within ninety (90) days after a written claim therefor has been received by the Company, the claimant may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action, the Company has the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law.

      The Company’s board of directors may authorize, by a vote of a majority of a quorum of the Company’s board of directors, the Company to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Company would have the power to indemnify him against such liability under the provisions of Section 13 of the Company’s By-Laws. The Company’s board of directors may authorize the Company to enter into a contract with any person who is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise providing for indemnification rights equivalent to or, if the Company’s board of directors so determines, greater than those provided for in Section 13 of the Company’s By-Laws.

      The Company has also purchased insurance for its directors and officers for certain losses arising from claims or charges made against them in their capacities as directors and officers of the Company.

Item 16.     Exhibits

Exhibit
Number	Description

*1	Form of Underwriting Agreement.
4.1	Indenture, dated as of September 10, 1997 between Safeway Inc. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.1 to Registrant’s Form 8-K dated September 10, 1997).
*4.2	Form of Debt Security.
5	Opinion of Latham & Watkins.
12	Statement regarding Computation of Ratios.
23.1	Consent of Deloitte & Touche LLP.
23.2	Consent of Latham & Watkins (included in Exhibit 5).
24	Powers of Attorney (included on the signature page hereto).
25	Statement of Eligibility of Trustee on Form T-1.

*	To be filed by amendment or by a report on Form 8-K Pursuant to Regulation S-K, Item 601(b).

Item 17.     Undertakings

      (a) We hereby undertake:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that information required to be included in a post-effective amendment by paragraphs (a)(1)(i) and (a)(1)(ii) above may be contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (b) We hereby undertake that, for purposes of determining any liability under the Securities Act, each filing of our annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Safeway pursuant to the provisions described in this registration statement above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of us in the successful defense of any action, suit or proceeding) is asserted against us by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pleasanton, California, on July 17, 2002.

SAFEWAY INC.

BY	/s/ ROBERT A. GORDON

Robert A. Gordon
Senior Vice President, General Counsel and Secretary

POWER OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint Vasant M. Prabhu and Robert A. Gordon, and each of them, with full power of substitution and full power to act without the other, his or her true and lawful attorney-in-fact and agent to act for him or her in his or her name, place and stead, in any and all capacities, to sign a registration statement on Form S-3 and any or all amendments thereto (including without limitation any post-effective amendments thereto), and any registration statement for the same offering that is to be effective under Rule 462(b) of the Securities Act, and to file each of the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises in order to effectuate the same as fully, to all intents and purposes, as they, he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act, this registration statement has been signed by each of the following persons in the capacities indicated on July 17, 2002.

Signature	Title

/s/ STEVEN A. BURD Steven A. Burd	Chairman, President and Chief Executive Officer (Principal Executive Officer)

/s/ VASANT M. PRABHU Vasant M. Prabhu	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

James H. Greene, Jr.	Director

/s/ PAUL HAZEN Paul Hazen	Director

/s/ HECTOR LEY LOPEZ Hector Ley Lopez	Director

Signature	Title

Robert I. MacDonnell	Director

Peter A. Magowan	Director

/s/ GEORGE R. ROBERTS George R. Roberts	Director

/s/ REBECCA A. STIRN Rebecca A. Stirn	Director

/s/ WILLIAM Y. TAUSCHER William Y. Tauscher	Director

EXHIBIT INDEX

Exhibit
Number	Description

*1	Form of Underwriting Agreement.
4.1	Indenture, dated as of September 10, 1997 between Safeway Inc. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.1 to Registrant’s Form 8-K dated September 10, 1997).
*4.2	Form of Debt Security.
5	Opinion of Latham & Watkins.
12	Statement regarding Computation of Ratios.
23.1	Consent of Deloitte & Touche LLP.
23.2	Consent of Latham & Watkins (included in Exhibit 5).
24	Powers of Attorney (included on the Signature Page hereto).
25	Statement of Eligibility of Trustee on Form T-1.

*	To be filed by amendment or by a report on Form 8-K Pursuant to Regulation S-K, Item 601(b).